Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 – 12

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (except share data)

	September 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	4,867	25,402	36,069
Short-term bank deposits	20,871	15,191	-
Trade receivables	671	616	369
Inventories	1,742	1,637	1,886
Other receivables	4,033	3,622	3,196

	32,184	46,468	41,520
LONG‑TERM ASSETS:
Long term deposits	57	60	56
Property, plant and equipment, net	2,004	1,834	1,924
Intangible assets, net	512	649	635

	2,573	2,543	2,615

	34,757	49,011	44,135
CURRENT LIABILITIES:
Trade payables and accrued expenses	3,563	3,289	3,251
Other payables	2,325	2,190	2,182
Other payables from discontinued operation	-	7,500	-

	5,888	12,979	5,433
LONG‑TERM LIABILITIES:
Deferred revenues	1,169	937	988
Liabilities in respect of IIA grants	7,850	7,395	7,380
Liability in respect of discontinued operation	6,003	-	6,003
Contingent consideration for the purchase of shares	15,292	15,673	14,381
Severance pay liability, net	333	242	330

	30,647	24,247	29,082
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value:
Authorized: 37,244,508 shares as of September 30, 2018 and 32,244,508 shares as of December 31, 2017 and September 30, 2017; Issued and Outstanding:27,178,839 shares as of September 30, 2018 and 27,047,737 as of December 31, 2017 and September 30, 2017	75	75	75
Share premium	139,494	138,778	138,992
Foreign currency translation adjustments	(29)	(28)	(38)
Accumulated deficit	(141,318)	(127,040)	(129,409)

	(1,778)	11,785	9,620

	34,757	49,011	44,135

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Revenues	2,409	1,966	858	739	2,496
Cost of revenues	1,396	1,162	386	338	1,578

Gross profit	1,013	804	472	401	918

Operating expenses:
Research and development, net of participations	3,794	4,279	1,065	844	5,462
Selling and marketing	3,156	4,107	837	1,414	5,362
General and administrative	2,641	2,581	810	940	3,781
Other expenses	662	-	-	-	-

Operating loss	(9,240)	(10,163)	(2,240)	(2,797)	(13,687)

Financial income	299	243	117	69	406
Financial expense	(2,719)	(2,360)	(821)	(776)	(1,252)
Loss from continuing operation	(11,660)	(12,280)	(2,944)	(3,504)	(14,533)

Loss from discontinued operation	-	(7,500)	-	(7,500)	(7,616)

Net loss	(11,660)	(19,780)	(2,944)	(11,004)	(22,149)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	9	(19)	1	(2)	(29)

Total comprehensive loss	(11,651)	(19,799)	(2,943)	(11,006)	(22,178)

Basic and diluted loss per share:
Loss from continuing operations	(0.43)	(0.56)	(0.11)	(0.16)	(0.62)
Loss from discontinued operation	-	(0.34)	-	(0.33)	(0.33)
Net loss per share	(0.43)	(0.90)	(0.11)	(0.49)	(0.95)
Weighted average number of Ordinary shares used in the computation of basic and diluted loss per share	27,092	22,105	27,179	22,438	23,341

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollar in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total (Deficiency)

Balance as of December 31, 2017	75		138,992		(38)	(129,409)	9,620
(audited)
Cumulative effect adjustment on accumulated deficit as a result of adopting IFRS 15	-		-		-	(249)	(249)

Balance as of January 1, 2018	75		138,992		(38)	(129,658)	9,371

Loss for the period	-		-		-	(11,660)	(11,660)

Other comprehensive income	-		-		9	-	9

Total comprehensive loss	-		-		9	(11,660)	(11,651)

Exercise of options	(*	)	(*	)	-	-	-

Share-based compensation	-		502		-	-	502

Balance as of September 30, 2018 (unaudited)	75		139,494		(29)	(141,318)	(1,778)

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2017 (audited)	60		114,979	(9)	(107,260)	7,770

Loss for the period	-		-	-	(19,780)	(19,780)

Other comprehensive loss	-		-	(19)	-	(19)

Total comprehensive loss	-		-	(19)	(19,780)	(19,799)

Exercise of options	(*	)	7	-	-	7

Share-based compensation	-		1,013	-	-	1,013

Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,779	-	-	22,794

Balance as of September 30, 2017 (unaudited)	75		138,778	(28)	(127,040)	11, 785

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollar in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total (Deficiency)
			Unaudited

Balance as of July 1, 2018	75	139,359	(30)	(138,374)	1,030

Loss for the period	-	-	-	(2,944)	(2,944)
Other comprehensive income	-	-	1	-	1

Total comprehensive loss	-	-	1	(2,944)	(2,943)

Share-based compensation	-	135	-	-	135

Balance as of September 30, 2018	75	139,494	(29)	(141,318)	(1,778)

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
				Unaudited

Balance as of July 1, 2017	60		115,646	(26)	(116,036)	(356)

Loss for the period	-		-	-	(11,004)	(11,004)
Other comprehensive income	-		-	(2)	-	(2)

Total comprehensive loss	-		-	(2)	(11,004)	(11,006)

Exercise of options	(*	)	5	-	-	5
Share-based compensation	-		348	-	-	348
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,779	-	-	22,794

Balance as of September 30, 2017	75		138,778	(28)	(127,040)	11,785

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollar in thousands
	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
				Audited

Balance as of December 31, 2016	60		114,979	(9)	(107,260)	7,770

Loss for the period	-		-	-	(22,149)	(22,149)

Other comprehensive loss	-		-	(29)	-	(29)

Total comprehensive loss	-		-	(29)	(22,149)	(22,178)

Exercise of options	(*	)	7	-	-	7
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,643	-	-	22,658

Share-based compensation	-		1,363	-	-	1,363

Balance as of December 31, 2017	75		138,992	(38)	(129,409)	9,620

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Cash flows from operating activities:

Net loss	(11,660)	(19,780)	(2,944)	(11,004)	(22,149)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:

Loss from discontinued operation	-	7,500	-	7,500	7,616
Depreciation and amortization	447	430	142	128	567
Share-based compensation	502	1,013	135	348	1,363
Revaluation of liabilities in respect of IIA grants	624	351	220	(51)	229
Revaluation of contingent consideration for the purchase of shares	1,694	1,672	582	552	351
Increase (decrease) in severance liability	3	23	(3)	3	111
Net financing income	(255)	(191)	(73)	(17)	(349)
Un-realized foreign currency (gain) loss	67	(128)	(59)	(37)	(185)

	3,082	10,670	944	8,426	9,703
Changes in asset and liability items:

Decrease (increase) in trade receivables	(314)	(225)	107	16	28
Decrease (increase) in inventories	144	(793)	129	(514)	(1,042)
Decrease (increase) in other receivables	(1,321)	(1,548)	251	(1,271)	(1,227)
Increase (decrease) in trade payables	311	(46)	237	1,164	(135)
Increase (decrease) in other payables and deferred revenues	(389)	(328)	(53)	131	(70)

	(1,569)	(2,940)	671	(474)	(2,446)

Net cash flows used in operating activities	(10,147)	(12,050)	(1,329)	(3,052)	(14,892)
Net cash used in discontinued operating activities	-	-	-	-	(1,563)

Net cash flows used in operating activities	(10,147)	(12,050)	(1,329)	(3,052)	(16,455)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(391)	(864)	(78)	(499)	(1,045)
Purchase of intangible assets	(13)	-	-	-	(30)
Interest received	44	52	42	25	349
Proceeds from (investment in) short term bank deposits, net	(20,616)	(13,837)	549	3,000	1,163

Net cash (used in) provided by investing activities	(20,976)	(14,649)	513	2,526	437

Cash flows from financing activities:

Proceeds from exercise of options	-	7	-	5	7
Proceeds from issuance of ordinary shares of NIS 0.01 par value net of expenses	-	22,794	-	22,794	22,658

Proceeds from IIA grants, net of repayments	46	328	16	365	330

Net cash provided by financing activities	46	23,129	16	23,164	22,995

Exchange rate differences on cash and cash equivalent balances	(125)	106	8	(11)	226

Increase (decrease) in cash and cash equivalents from continuing activities	(31,202)	(3,464)	(792)	22,627	8,766

Decrease in cash and cash equivalents from discontinued activities	-	-	-	-	(1,563)

Balance of cash and cash equivalents at the beginning of the period	36,069	28,866	5,659	2,775	28,866

Balance of cash and cash equivalents at the end of the period	4,867	25,402	4,867	25,402	36,069

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli, Argentinean, Russian and South Korean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organization and in other territories through local distributers.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 8% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company's securities are listed for trading on NASDAQ since March 2014. In September 2017, the Company completed a follow-on public offering. A total of 5,037,664 new ordinary shares were issued in consideration to net proceeds of $22,658, after deducting underwriter’s discounts, commissions and other offering expenses.

d.
The Company has a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), which was modified in July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. The modified contract includes $56,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,475 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid.

As of September 30, 2018 the Company recorded $ 25,006 in funding from BARDA under the contract.

On September 28, 2018, BARDA has awarded MediWound a new contract to develop NexoBrid for the treatment of Sulfur Mustard injuries.

The contract provides $12,000 of funding to support research and development activities up to pivotal studies in animals under the U.S. Food and Drug Administration (FDA) Animal Rule. The contract also contains options for additional funding of up to $31,000 for additional development activities, animal pivotal studies, and the FDA Biologics License Application (BLA) submission for approval of NexoBrid for the treatment of Sulfur Mustard injuries.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.         Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the nine months ended September 30, 2018 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2017 that were included in the Annual Report on Form 20-F filed on March 19, 2018.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017 that were included in the Annual Report on Form 20-F filed on March 19, 2018, except than the change discussed below.

c.         Changes in significant accounting policies

IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Company generates revenues from direct and indirect sales of its products and from license agreements with its distributors.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Revenue from the Sale of products:

The Company contracts with customers for the sale of products which generally include one performance obligation. The Company has concluded that revenue from sale of products should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition.

2.	Revenue from distribution agreements with Multiple- element:

According to the new Standard, entities need to determine whether the licenses for intellectual property is distinct from other goods and services included in the contract. An analysis of the Company's contracts with its distributors indicates that in the majority of contracts, the Company grants its distributors a right to access its intellectual property as it exists throughout the license period. Accordingly, the Company recognizes revenue from the granting of licenses over the license period, which is identical to the legacy accounting treatment.

In addition, in accordance with terms of some license agreements, the Company is entitled for up-front payments which are accounted for as deferred revenues and recognized in profit and loss over the license period.  According to the new Standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract. Under the legacy revenue recognition guidance the Company did not recognize finance expenses in respect of deferred revenue.

On January 1, 2018, the Company adopted the new standard for all its distribution agreements at the date of initial application, and applied the standard using the modified retrospective approach, with the cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Company recorded a net increase to opening accumulated deficit of $249 as of January 1, 2018 due to the cumulative impact of adopting the new guidance and an increase of deferred revenues by $249.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the impacts of adopting IFRS 15 on the Company’s interim statement of financial position as of September 30, 2018 and its interim consolidated statements of comprehensive loss for the three and nine months period ended September 30, 2018 for each of the line items affected.

Impact on the condensed interim consolidated statement of financial position:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Deferred revenues*	1,361	(340)	1,021

Accumulated deficit	(141,307)	340	(140,967)

* Comprised of short term deferred revenues classified in other payable and long term deferred revenues.

Impact on the condensed interim consolidated statements of comprehensive loss for the nine months period ended September 30, 2018:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenues	2,409	(31)	2,378
Financial expense	(2,719)	123	(2,596)
Net loss	(11,660)	92	(11,568)
Total Basic and diluted net loss per share	(0.43)	(0.0)	(0.43)

Impact on the condensed interim consolidated statements of comprehensive loss for the three months period ended September 30, 2018:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenues	858	(11)	847
Financial expense	(821)	41	(780)
Net loss	(2,944)	30	(2,914)
Total Basic and diluted net loss per share	(0.11)	(0.0)	(0.11)